Contact

www.linkedin.com/in/williamsutjiadi (LinkedIn)

Top Skills

Executive Management
Project Management
Customer Service

Languages

English (Native or Bilingual)
Indonesian (Native or Bilingual)
Chinese (Limited Working)
Spanish (Limited Working)

William Sutjiadi

Executive Management & Business Consultant: Results-Driven Abilities in Technology, Sales, Marketing Strategic Planning

San Diego, California, United States

Summary

Corporate and entrepreneurial experience in Executive Management, Marketing, Sales, Technology, Operations, Business Development, Product Distribution, and Investment, specializing in Web & Mobile, Social Network, Gamification, Online Gaming, Entertainment, e-Commerce , Localization, Health & Wellness, and integration, with full responsibility for startup and growth strategies in highly competitive business environments.

➢ Comprehensive experience in startup operations, including successful fundraising, long- and short-term planning, staffing, project management, budgeting, engineering, exit strategy development, sales and marketing.

➢ Advice Directors on emerging industry trends; proven ability to lead organization through critical startup and growth strategies; effectively recruit management team and spearhead engineering and web team; corporate board member and chairman.

➢ Advice senior management on business implications to achieve financial goals; consistently develop solid business contacts and relationships; in-depth knowledge of Internet, online gaming, e-commerce, affiliate systems, and web usability.

➢ Executive management experience in application software, distribution, and databases; manage the design and development of Internet applications and Web-based products.

➢ Skilled in creative project management, strategic planning, and “out-of-box” thinking, resulting in new sales and dramatic improvements in bottom line profits.

➢ Strong business, government, and distribution contacts & relationships particularly in US, Japan, China, Spain, UK, Indonesia, Singapore, Philippines, and other South East Asia countries.

Specialties: Definition/Design, Planning/Scheduling, Personnel/ Resource Management, Sales & Marketing, Business Development, Project Management, Strategic Planning, Executive Management,

Customer Interfacing, Technical Leadership, Quality Assurance, and Implementations.

Experience

Lympo
Head of the Americas
January 2020 - Present (5 years 2 months)
Greater San Diego Area

I lead the Americas region for Lympo, with responsibility for building, expanding, and driving our Americas business and staff.

Lympo blockchain app aims to monetise health and fitness data we track on our phones by offering rewards to be spent in Lympo in-app marketplace.
www.lympo.com
Available in the U.S, South Korea, Lithuania

Lympo started as a platform to find the best personal trainer with 500+ trainers:
www.lympo.lt

Lympo also offers a revolutionary solution for small to enterprise companies that combines employee benefits, HR assessments, gamification, and encourage wellbeing in the organization.

Sutjiadi Management Services & Breaking Bread Consultants
Managing Partner
June 2010 - Present (14 years 9 months)
Greater San Diego Area

Providing management, business planning, fundraising, sales, marketing, operations, product distributions, extended product development, and IT services for start-up and high growth companies in gaming, entertainment, e-commerce, hardware, medical device, and health & wellness space.
Specialize in concept development, design and production of web, mobile, interactive media, games, social networks and e-commerce for diverse local and global clients. Focus on bringing best practices, products & services and delivering cost effective solutions with global footprints in US, Europe, and Asia with over 100 staff. Client ranges from start-ups to Fortune 500 companies.
Selected client profiles and achievements:

• Assisted various clients in health & wellness, healthcare, telemedicine, medical device, and gaming to develop business plan, launch product, acquire distribution and partners, and fundraising strategy.
• Established a Joint Venture with MatchMove, an Asia Fintech 100 & top 100 Red Herring company with clients such as Yahoo! Asia, American Express, Resort World, and Docomo Japan. Set up sales & technology operations in the Americas resulting in acquisition of key clients and celebrities such as Authentic Brands Group (owners of international brands such as SportCraft, Prince, & Tap Out), Fox, Univision, American Idol, and Manny Pacquiao.
• Established a strategic partnership with Kompas Gramedia Group, the largest media conglomerate in Indonesia, to successfully launch GramediaOnline.com with the vision of creating the Amazon of Indonesia.
• Successfully designed, built and launched social network and entertainment portal, and digital merchandise which achieved a top 10 bestsellers status for Manny Pacquiao, one of the greatest boxers of all time to increase his online presence, fan base, and revenues.
• Secured partnership and distribution rights for a Global Gaming & Entertainment client resulted in access to over 350 Million users for their product launch.

ConvergenceHealth, Inc.

4 years 3 months

Chief Technology Officer

December 2014 - June 2016 (1 year 7 months)
Greater San Diego Area

Develop and manage product development direction, roadmap, and engineering of this 16 years old technology-driven Health and Wellness solution provider. Identify new technology trends, perform R&D and implement solutions to keep the product competitive and ahead of the curve. Personal responsibility for software architecture, project management, departmental budgeting, staffing and compensation, working with sales to close new clients, interfacing with marketing and business development, and advising the board and investors.
• Successfully transformed company’s platform and launched Patient Engagement, Telemedicine, and Remote Care Management solution for Care Innovations, an Intel & GE Company.
• Oversee and manage the company’s SaaS web platform that serves enterprise companies such as Aetna, Humana, Beacon Health Options, and SegurCaixa Adeslas covering over 50 websites and 100 million members. Manage security and data compliance including HIPAA and Safe Harbor.

• Worked with Sales & Marketing team to close new local and international clients, including company's largest client. Worked with Client Services team to manage existing clients.
• Created launch plan and marketing programs for company's key enterprise clients.

VP of Product Development & Engineering
April 2012 - December 2014 (2 years 9 months)
Greater San Diego Area

Lead in product development and project management, all aspects of implementation and ongoing clients & customer needs. Manage Engineering team.
• Successfully developed and launched Aetna ValuePass, an award winning Pay-as-You-Go Dental care Platform. Manage all aspects of technology & operations, including call center operations.
• Architected and developed company's new SaaS platform with implementation of features such as gamification, social network, incentive redemption, fitness, meal plan, wearable device integration, and state of the art behavior change programs that focuses in consumer engagement and retention.
• Restructured the development team to meet the business case, ROI, and support product roadmap.

SelfHelpWorks Inc
VP of Operations and Affiliate Marketing
September 2009 - September 2011 (2 years 1 month)

In charge of the day to day and all operational functions of this 30-year old Health and Wellness company. Implemented and fulfilled contracts and projects from concept to completion.
• Established IVR system and offshore call center handle up to 1000 calls per day.
• Secured $1M per month of merchant processing to allow the company to collect additional revenues despite of VISA and Mastercard regulation changes.
• Successfully implemented and launched key multi-million dollar contracts with Humana.
• Advised the CEO on key planning issues and contract negotiations.
• Managed all of the company's corporate and business to consumer accounts.
• Managed all company's departments including marketing, operations, finance, customer care and engineering.

MahjongTime

Co-founder & CEO

November 2004 - August 2009 (4 years 10 months)

In charge of the overall operations of this online gaming company. Effectively handle all aspects of marketing, sales, finance, operations, return on investment and key strategic relationships.

• Architected and spearheaded the launch of MahjongTime.com, the largest online mahjong game.

• Successfully raised a round of investment of $3.5M to support company's growth.

• Established offshore software development in Eastern Europe to reduce development costs by 90%.

• Secured exclusive contracts with World Series of Mahjong to achieve leading market position.

• Established licensing and distribution agreements with various leading Software Providers and Gaming Operators in US, Europe, Japan, China, and South East Asia.

• Secured exclusive distribution contract with 100,000 internet cafes in China (50% market share).

• Secured partnership with leading mahjong associations in Japan, China, Europe and US.

• Managed the executive management team and led the Directors as Chairman of the Board.

• Spoken at various gaming events and recognized as the leading expert in the field.

FractionPrice

Co-founder and CEO

February 2002 - June 2008 (6 years 5 months)

Co-founded and directed startup operations to a leading fashion accessories e-retailer. In charge of all aspects of company development, strategic directions, operations, branding, and technology development. Direct the overall web architecture and implementations, vendor relations, operations, business development, marketing, return on investment, and key strategic relationships.

• Developed a marketing program that resulted in over 700% revenue growth within 1 year.

• Re-negotiated supplier pricing terms, resulting in a 5 to 10% cost reduction.

• Formulated and completed technology integration with key suppliers to reduce processing and fulfillment time by average of 2 days.

• Re-positioned the product lines to target new high-growth market segments resulted in more than $1M in additional revenues.
• Built an automated product availability notification that resulted in recapturing 15% of sales.

RewardShare

Co-founder and CEO

February 2001 - February 2002 (1 year 1 month)

Co-founded this loyalty-based shopping portal. Responsible for the technology development and integration, strategic directions, operations, and branding. Focus includes web design and core technology development, deployment and implementations, key strategic relationships, and overall company directions.
• Developed a marketing program that resulted in 75% conversion of visitors to members.
• Established and managed strategic partnership with key providers and successfully negotiated higher margins and commissions with over 700 brand name merchants, including: Sharper Image, Illuminations, and Office Depot.
• Managed relationships with major content sites and affiliates to ensure effectiveness and excellent customer service.
• Monitored the performance of creatives and marketing program to achieve the highest conversion ratios.
• Implemented a two-tier affiliate and viral program as a low cost and viral member acquisition tools.
• Developed a “Dynamic & Seasonal Product Catalog” to distribute products across partner and affiliate sites.
• Created turnkey CashBack Center & Gift Guides, a co-branded tool for corporate & strategic partners.
• Built an automated tracking and reporting systems to track revenues and conversions from hundreds of e-Merchants such as: Amazon.com, BlueLight.com, and JCPenney.com

Merchandising Avenue

CTO

January 2000 - February 2001 (1 year 2 months)

Oversight responsibility for core technology development, Web application development, website development, graphic design, quality assurance, documentation and deployment. Personal responsibility for software architecture, project management, departmental budgeting, staffing and compensation, interfacing with marketing, business development,

merchandising, the board and investors. Additional responsibility includes driving the product and service vision of the company, defining and establishing revenue tracking and reporting system.

• Spearheaded the relaunch of CashPile.Com portal site.

• Created AffiliateVoice, the first independent affiliate program rating system.

• Teamed with VP of Business Development to manage all aspects of CashPile.Com.

• Teamed with Product Marketing to create Holiday Gift Guide for MaximOnline.Com, the online division of Maxim Magazine.

• Managed major merchants and content sites account to ensure proper and timely implementation.

• Built Merchandising Avenue's corporate website and flash demo.

• Managed the Engineering, QA, Web team and a $2.1 million budget.

• Developed the "Genesis" version of Product Merchandising Network, which led into closing of an additional $4.1 million round of financing.

• Designed industry standard and custom size "Palettes" as delivery mechanism of products.

• Established an automated process for tracking revenues and reporting from hundreds of e-Merchants such as: Amazon.com, Illuminations, and Sharper Image.

• Monitor key metrics and make recommendations on modifications to existing programs when metrics are not being met

• Worked regularly with VP of Business Development & Sales, VP of Marketing, VP of Merchandising, and VP of Information Systems to lead the company according to company vision and long-term strategy.

CashPile.com
Founder and CEO
November 1998 - January 2000 (1 year 3 months)

Responsible for the initial company development & strategy. Focus includes corporate positioning, key strategic relationships, overall business development, marketing and sales. Daily priorities include business planning, interfacing with the board and investors.

• Created CashPile.com as the premier online community of affiliates.

• Innovated AffiliateCorner.com, the first integrated management system for affiliates.

• Evaluated and implemented strategies to leverage emerging technologies.

• Identified and established strategic partnership with affiliate program providers such as BeFree, LinkShare and Commission Junction to increase revenue streams.

• Designed the initial presentation and present it to investors, VC, and strategic partners.
• Raised $600,000 in seed capital from angel investors.
• Recruited a seasoned CEO and hired key management personnel in sales, business development, engineering, finance, and marketing.
• As a board member, refocused the company's strategic direction to online merchandising.

The Trinity Consortium
Director of Web Development
September 1997 - October 1998 (1 year 2 months)

Responsible for building a website with the purpose of connecting Clergy, Physician, and Other Health Care Professionals to heal patients. In this role, created the Affiliate Program and Online Store. Other responsibilities included:
• Product direction, definition, scheduling, planning, QA, and deployment.
• Management of website, database, networking, hardware & software.
• Technical research and evaluation of 3rd party tools.
• Worked with CEO to develop strategic plan and new products.

Midway Home Entertainment
Senior Product Analyst
March 1996 - August 1997 (1 year 6 months)

• Interacted with Producers and Programmers on deadlines, documentation, design, development, and quality assurance process from Alpha through final product.
• Managed a group of Product Analysts in quality assurance process.
• Worked on 14 games which resulted in $200 million combined revenues, including: Mortal Kombat, NHL Open Ice, NBA Hangtime, and Arcade Greatest Hits.
• Created test plans for all platforms, including: Sony Playstation, Nintendo, and PC.
• Represented the company on the Electronic Entertainment Expo.

Education

UC San Diego
Bachelor of Science, Computer Science · (1994 - 1998)